SECURITIES AND EXCHANGE COMMISSION
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                        SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                 PRECOM TECHNOLOGY, INC.
                     COMMON STOCK
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                       740361 10 0
                     (CUSIP NUMBER)
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               2001 W. Main Street, Suite 208
                   Stamford, CT 06902
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                    August 28, 2000
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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       Nicholas Calapa
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): N/A
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 0
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(8) Shared Voting Power: See Items 3 and 4
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(9) Sole Dispositive Power: 0
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(10) Shared Dispositive Power: See Items 3 and 4
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: See Items 3 and 4.
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                        See Items 3 and 4
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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Precom Technology, Inc.
Common Stock, $.001 par value.
2001 W. Main Street, Suite 208
Stamford, CT 06902
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:         Nicholas Calapa
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(b) Address:     2001 W. Main Street, Suite 208
                 Stamford, CT 06902
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(c) Officer and Director of Issuer
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(d) None.
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(e) None.
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(f) Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, an officer and director of the Issuer, does not personally hold any shares of the Issuer. However, as President and 50% shareholder of Greenwich New Venture Equity Fund, LLC, a shareholder of the Issuer, Mr. Calapa beneficially owns 4,292,800 common shares of the Issuer. (Greenwich New Venture Equity Fund, LLC owns 8,585,600 shares of the Issuer)
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Person is based on the
Issuer's status as a Reporting Company. On August 28, 2000, the Issuer filed a Form 8-K12G3 with the Securities and Exchange Commission, which became effective on August 28, 2000. As of the filing date and the Reporting Event, Mr. Calapa beneficially owned 4,292,800 shares of the Issuer, or 22.3% of the issued and outstanding shares of the Issuer. (See Item 3 above)
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Nicholas Calapa, an officer and director of the Issuer,
currently holds none of the issued and outstanding common shares of the Issuer, or 0% of the issued and outstanding shares. However, as an officer and 50% shareholder of a corporation which owns shares of the Issuer, as of the filing date and the Reporting Event, Mr. Calapa beneficially owns 4,292,800 shares of the Issuer, or 22.3% of the issued and outstanding shares of the Issuer. (Greenwich New Venture Equity Fund, LLC owns 8,585,600 shares of the Issuer)
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has no contracts, arrangements,
understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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None
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: January 16, 2001    Signature: /s/Nicholas Calapa
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                                       NICHOLAS CALAPA
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